

Mail Stop 4631

October 16, 2017

Via E-Mail
Mr. Bing Lin
Chairman and Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1003-1004, 10/F, ICBC Tower
Three Garden Road
Central, Hong Kong

> **Re:** **CM Seven Star Acquisition Corporation**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed September 29, 2017**
> **File No. 333-220510**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comment.

Signatures, page II-5

1. The registration statement must be signed also by your authorized representative in the United States. See Instruction 1 for signatures on Form S-1, and revise. Additionally, provide the disclosure on enforceability of civil liabilities against foreign persons required by Item 101(g) of Regulation S-K.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
        Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154